SHOSHONE SILVER/GOLD MINING COMPANY.
254 W. Hanley Avenue
 Suite A
Coeur d'Alene, Idaho  83815
(208) 664-0620

September 3, 2013

Ms. Joanna Lam
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Shoshone Silver/Gold Mining Company
SEC File No. 000-31184
Letter of Comments Dated 8-6-2013

Dear Ms. Lam:

                        In response to your letter of comments dated August 6, 2013, please be advised as follows:

Form 10-K for the Fiscal Year Ended September 30, 2012

Consolidated Statement of Operations and Comprehensive Loss, page 31

1.         The Form 10-K has been amended as requested.

Item 9A Controls and Procedures, page 51

2.         The Form 10-K has been amended to reflect that the internal control over financial reporting was not effective at September 30, 2012.

Form 10-Q for the Fiscal Quarter Ended December 31, 2012

3.         The Form 10-Q has been amended to reflect that the disclosure controls and procedures were not effective at December 31, 2013.

Ms. Joanna Lam
Securities and Exchange Commission
RE:	Shoshone Silver/Gold Mining Company
Letter of Comments Dated 8-6-2013
File No. 000-31184
September 3, 2013
Page 2

The Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Shoshone Silver/Gold Mining Company

BY:	HOWARD CROSBY
Howard Crosby, President